Contact

www.linkedin.com/in/david-silverman-737736 (LinkedIn)

Top Skills

Venture Capital
Corporate Development
Private Equity

David Silverman

Partner at Crosslink Capital
Menlo Park, California, United States

Experience

Crosslink Capital

Co Managing General Partner
July 2011 - Present (15 years 4 months)
San Francisco

Piper Jaffray

Managing Director
June 2009 - July 2011 (2 years 2 months)

3i US

Partner
July 2000 - December 2008 (8 years 6 months)

Robertson Stephens

Vice President
1997 - 2000 (3 years)

Education

Stanford University Law School

J.D. · (1993 - 1996)

Dartmouth College

B.A., Political Science and Government · (1989 - 1993)